FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of November, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______

COMPAGNIE GENERALE DE GEOPHYSIQUE

ISIN : 0000120164 — NYSE : GGY

Paris, 4 November 2004

CGG reconfirmed to run Shell in-house processing centers

Shell have renewed a series of contracts with CGG to provide in-house seismic data processing services at three strategic sites in Europe.

Shell Exploration & Production Europe have extended CGG’s in-house center contracts with subsidiaries NAM at Assen in the Netherlands, Shell UK Ltd in Aberdeen, UK and A/S Norske Shell in Stavanger, Norway for a further three years and 9 months starting April 1st 2005.

CGG provides state-of-the-art 2D, 3D and 4D processing and pre-stack depth migration services for marine data sets at the Stavanger and Aberdeen centers and for both land and marine surveys at the Assen center. The teams of in-house geophysicists at all three European sites use the compute resources of CGG’s EAME computer mega-centre in Redhill, UK, giving them the flexibility and power to run the latest imaging and demultiple techniques.

CGG is the leading provider of in-house processing centers. With its experience of operating over 25 geophysical computer centers worldwide, including three mega-centers, CGG provides a tailored IT solution for each in-house center and draws on a pool of dedicated geophysicists to provide the highest level of service to its clients. All three Shell-dedicated sites run CGG’s leading-edge industrial data processing software, Geocluster, proven on more than 126 sites around the world.

According to Guillaume Cambois, CGG’s Executive Vice President for Data Processing & Reservoir Services: “CGG continues to be the best in class provider of in-house data processing services to the Shell group and these recent contract renewals positively sanction this performance. We strongly believe that this form of close technical collaboration between Shell’s and CGG’s teams of experts creates the best possible value for both parties.”

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts:
Christophe BARNINI	+ 33 1 64 47 38 10
Andrew TUCKEY	+ 44 20 82 31 80 55

E-mail : invrel@cgg.com	Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : November 4th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /